Exhibit 99.1

The Metals Royalty Company Inc. Closes Mesabi Royalty Acquisition, Exercises Option to Acquire an Additional 1% Royalty Interest and Appoints Michael Hess as Non-Executive Co-Chairman

1% Royalty Acquisition on One of the United States' Only Large-Scale Sources of Merchant DR-Grade Iron Ore, Establishing Near-Term Royalty Cash Flow and a Dual-Asset Portfolio Foundation

Closing Highlights:

•	Mesabi Royalty acquisition closed – TMCR has completed the acquisition of a 1.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor on the Mesabi Metallics iron ore project in Nashwauk, Minnesota – one of the United States' only new, large-scale sources of merchant DR-grade iron ore pellets and a project that sits at the heart of the American green steel supply chain – for total consideration of $132.5 million, including $7.5 million share consideration issued by TMCR to the vendors.
•	Option exercised to double royalty position to 2.0% for additional consideration – TMCR has exercised its option to acquire an additional 1.0% royalty interest in the Mesabi Project on the same economic terms as the initial acquisition, which, if completed prior to July 31, 2026, would double the Company’s royalty to 2.0% of production and double anticipated annual royalty cash flow; the Company intends to seek funding to close the additional interest on or before July 31, 2026, subject to the terms and conditions of the royalty purchase agreement, as amended.
•	Michael Hess appointed Non-Executive Co-Chairman – Michael Hess, Chief Investment Officer of Hess Capital, appointed to TMCR’s board leadership alongside Executive Co-Chairman and CEO Brian Paes-Braga, positioning the Company to accelerate its mission of financing America's mineral security and pursue a pipeline of potential royalty opportunities.
•	Near-term potential royalty cash flow – TMCR believes that the Mesabi Royalty will deliver a long-duration royalty stream that aligns with TMCR's investment mandate, with anticipated annual royalty cash flow potential of up to approximately $13.0 million; commissioning of the project anticipated to commence in H2 2026 and the opportunity to double the cash flow if the option to acquire an additional 1% royalty is completed, underpinned by a forecasted 23-year mine life and possible upside tied to commodity prices and throughput expansion.
•	Tier-1 asset, Tier-1 jurisdiction, world-class sponsorship – We expect the Mesabi project to be one of the lowest-cost DR pellet producers in North America, backed by Essar Group – a global industrial platform with over 50 years of experience, ~$15 billion in revenue, and over $2 billion of equity committed to Mesabi – fully financed to first production.
•	Two royalty assets, two production timelines, one compounding platform – Mesabi is targeting H2 2026 commissioning and TMC the metals company Inc. (Nasdaq: TMC), on whose NORI polymetallic nodule project in the Clarion-Clipperton Zone TMCR holds a 2.0% gross overriding royalty, is targeting Q4 2027 offshore installation and commissioning, positioning TMCR to have both royalty assets generating revenue and establishing the foundation for continued portfolio growth.

LONDON, UK, June 1, 2026 – The Metals Royalty Company Inc. (“TMCR” or the “Company”) (Nasdaq: TMCR), a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization, today announced that it has closed its previously announced acquisition of a 1.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor (the “Mesabi Royalty”) in the Mesabi Metallics iron ore project (the “Mesabi Project”) located in Nashwauk, Minnesota. The acquisition of the initial royalty was funded concurrently with proceeds from an upsized $80.1 million private placement at $13.00 per share (the “PIPE Financing”) and a net $43.0 million draw under the Company’s senior secured acquisition credit facility entered into on June 1, 2026, with a $7.0 million delayed draw accessible when the Company completes the acquisition of the additional 1.0% royalty. The Company has exercised the option to purchase an additional 1.0% royalty, on the same terms as the initial royalty acquisition, provided the closing conditions, including raising the necessary funding, are satisfied prior to July 31, 2026. The Company also announced the appointment of Michael Hess as a director of TMCR, having the position of Non-Executive Co-Chairman of the Board of Directors, effective immediately.

With today's closing, TMCR has established its first near-term potential cash flowing royalty asset. Mesabi Metallics – backed by Essar Group and fully financed to production – is targeting commissioning of operations in H2 2026. Combined with The Metals Company's expectation of receiving a commercial recovery permit from the U.S. regulator in Q1 2027, and offshore installation and commissioning targeted for Q4 2027, TMCR believes its royalty assets may generate revenue in the short term – a significant step toward the Company's vision of a self-funding, compounding royalty portfolio.

Exercise of Option to Acquire an Additional 1.0% Royalty

Concurrent with the closing of the initial Mesabi Royalty, TMCR exercised an extended option to acquire an additional 1.0% royalty interest in the Mesabi Project on the same economic terms as the initial acquisition prior to July 31, 2026. If completed, the additional interest will double TMCR's royalty to 2.0% and is expected to double the Company's anticipated annual royalty cash flow. Under the terms of the option, the Company must raise the funds to complete the acquisition and close the additional 1.0% royalty on or before the July 31, 2026 outside date.

Appointment of Michael Hess as Co-Chairman

The closing of the Mesabi Royalty acquisition marks not only TMCR's first completed royalty investment as a publicly traded company, but the beginning of its next phase of growth – and Michael Hess’s appointment as Non-Executive Co-Chairman of the Company’s Board of Directors, alongside Executive Co-Chairman and CEO Brian Paes-Braga, will support that growth phase.

Mr. Hess is Chief Investment Officer of Hess Capital, the private and public investment arm of the Hess family – one of TMCR's anchor strategic shareholders. He brings over 15 years of experience evaluating, financing, and developing energy infrastructure, logistics, and services businesses across the United States, having begun his career in the energy groups at Goldman Sachs and KKR before co-founding the Bison Companies. His appointment to the Board of Directors as the Non-Executive Co-Chairman alongside Executive Co-Chairman Brian Paes-Braga reflects the Hess family's deepening commitment to TMCR's platform and their conviction that financing America's critical mineral and industrial supply chains represents one of the most consequential investment opportunities of this decade.

Leadership Commentary

“The closing of the Mesabi Royalty acquisition is a defining moment for TMCR – and the clearest possible expression of why this Company was built,” said Brian Paes-Braga, Executive Co-Chairman and CEO of The Metals Royalty Company Inc. “We believe America's green steel industry depends on a domestic supply of DR-grade iron ore pellets, and Mesabi Metallics – fully financed, construction nearing completion, and backed by Essar Group's 50 years of world-class industrial execution – is the asset that will supply it. As a royalty holder, TMCR is now positioned to generate its first royalty revenue when Mesabi commences operations in H2 2026, and with TMC targeting Q4 2027 offshore installation and commissioning, we expect both of our royalty assets to be generating revenue in the near term. The Mesabi Royalty – with its 23+ year mine life, embedded revenue floor, and the additional 1.0% interest we intend to acquire to double our position – is exactly the kind of long-duration, high-quality royalty stream this platform was built to acquire. I want to welcome Michael Hess into his new role as Non-Executive Co-Chairman – his leadership, the Hess family's long-term partnership, and the strength of the institutional team we have assembled give me tremendous confidence in what TMCR will become.”

“I am proud to step into this role at such a pivotal moment for TMCR,” said Michael Hess, Non-Executive Co-Chairman of TMCR. “We invested in this Company because of our deeply-held belief that financing America's mineral security – and the re-industrialization of its critical supply chains – is one of the most important investment themes of this decade. The Mesabi Royalty closing demonstrates the TMCR investment thesis: permanent capital, deployed patiently into a Tier-1 asset in a Tier-1 jurisdiction, backed by a world-class operator, and structured as a royalty to participate in long-duration cash flows with limited operational risk. I look forward to working alongside Brian and the team to build on this foundation, execute on our growing pipeline of royalty opportunities, and deliver on the full potential of what TMCR can become.”

Transaction and Financing Summary

The initial royalty acquisition was financed through proceeds from an upsized $80.1 million PIPE Financing at $13.00 per share (the “PIPE Shares”), including a $17.0 million presidents list, and a draw of $44.6 million (net $43.0 million) under the Company’s up to a $51.8 million senior secured credit facility, with the incremental credit proceeds drawable under the credit facility upon closing of the additional 1.0% royalty acquisition, entered into on June 1, 2026 between the Company and Antarctica Capital, LLC, on behalf of its managed accounts, as lender, bearing interest at 9.0% per annum with a 36-month maturity. Stifel acted as lead placement agent and A.G.P./Alliance Global Partners acted as co-lead placement agent for the PIPE Financing. Yorkville Securities, William Blair and B. Riley Securities acted as co-placement agents for the PIPE Financing. Scotiabank acted as exclusive financial advisor to Mesabi and its affiliates in connection with the royalty acquisition transaction.

The offer and sale of the PIPE Shares was made in a transaction not involving a public offering in any jurisdiction and was not registered under the Securities Act of 1933, as amended (the "Securities Act"). The PIPE Shares were offered and sold in reliance on Section 4(a)(2) of the Securities Act to U.S. persons and Regulation S to non-U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. TMCR has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the common shares.

The securities described herein have not been and will not be qualified for distribution to the public under applicable Canadian securities legislation.

About the Mesabi Metallics Project

Mesabi Metallics is completing a merchant DR-grade iron ore mine and pellet plant located on more than 16,000 acres in Nashwauk, northern Minnesota – one of the United States' only new, large-scale sources of merchant DR-grade iron ore pellets and the critical feedstock for Electric Arc Furnace steelmaking and the domestic green steel industry. The project is backed by Essar Group – one of the world's most proven builders of world-scale industrial assets, with $15 billion in annual revenue, a 50-year operating track record, and a history of successfully building and operating multiple pellet plants of comparable scale – which has already invested over $2 billion of equity into the Mesabi Project. Mesabi Metallics is targeting commissioning of operations in H2 2026, subject to the completion of construction, with a mine life of 23 years or more. The project is fully financed to first production, supported by Breakwall Capital ($520 million senior secured facility), Macquarie Group ($150 million liquidity line), and announced U.S. Export-Import Bank support of up to $10 billion for the development of a major iron ore mining and processing facility, as part of nearly $30 billion in strategic Indo-Pacific financing to strengthen American supply chain security.

About The Metals Royalty Company Inc.

The Metals Royalty Company Inc. (Nasdaq: TMCR) is a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization. The Company acquires and manages metals and mineral royalties, streams, and similar structured interests across the full value chain - supporting American defense, AI infrastructure, energy systems, and industrial capacity. TMCR’s royalty-based business model is designed to enable participation in the long-term cash flows and commodity upside of strategically significant assets, with reduced exposure to the operational and development risks typically associated with resource production. For more information, please visit www.sec.gov and the Company’s website www.themetalsroyaltyco.com.

Technical Information

The operational data regarding the Mesabi Project contained herein, including construction progress, capital invested to date, and existing financing arrangements, is derived from public disclosures of, and information provided by, Mesabi Metallics. The Company's expectations regarding production targets, mine life, and expansion potential are based on management's internal models and information provided by Mesabi Metallics.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by the Company or on its behalf. This press release contains forward-looking statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and applicable securities laws, which reflect management of the Company’s expectations regarding its future growth, future business plans and opportunities, expected activities and other statements about future events, results or performance. These forward-looking statements include, among other things, statements relating to the exercise of the Company’s option to acquire, and the anticipated funding and closing of, the additional 1.0% royalty interest in the Mesabi Project on or before July 31, 2026 and the expected doubling of the Company’s royalty position to 2.0% and of its anticipated annual royalty cash flow; the anticipated timing of commissioning of, and commencement of production at, the Mesabi Project; the anticipated amount of, and potential to increase, the Company’s annual royalty cash flow; the expected mine life of the Mesabi Project and the Company’s expectation that the Mesabi Project will be among the lowest-cost producers in its category; the status of, and progress toward, the financing and first production of the Mesabi Project; the anticipated timing of permitting, installation and commissioning of the offshore project of TMC the metals company Inc. (“TMC”) and the Company’s expectation that both of its royalty assets will be generating revenue within 18 months; the Company’s intention to file a registration statement with the SEC registering the resale of the PIPE Shares and the timing of the filing and effectiveness thereof; the revenue-generating potential of the Company’s business and industry; the potential impact of government policy; market opportunity; the potential value of the Company’s royalty interests; and the Company’s ability to execute on its business plan and to acquire and manage additional royalty, stream and similar interests and other statements that are statements other than historical facts. When the Company and its management use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not a guarantee of future performance and are based on a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances as of the date of this press release. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties and risks related to: the Company’s ability to fund and complete the acquisition of the additional 1.0% royalty interest in the Mesabi Project on or before July 31, 2026; the construction, commissioning, economic potential and timing of production at the Mesabi Project; the permitting, production, timing and mineral content of the NORI project of TMC; the Company’s ability to file a registration statement registering the resale of the PIPE Shares and to have such registration statement declared effective by the SEC on the timeline contemplated by the subscription agreements, or at all; the Company’s limited operating history and the risks associated with new business development; the Company’s potential inability to acquire additional royalty, stream or similar interests, or to achieve profitability and positive cash flow; the Company’s dependence on favorable government policy; volatility in commodity prices and in the price index to which the Mesabi Royalty is referenced; market conditions; competitive dynamics; regulatory changes; and other factors discussed in the “Risk Factors” section of the Company’s Form 20-F and subsequent reports filed with or furnished to the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release.

Investor Relations Contact

Lucas A. Zimmerman

MZ Group – MZ North America

(949) 259-4987

TMCR@mzgroup.us

www.mzgroup.us